EIGER SUBSIDIARY K-TRONIK TO COMMENCE TRADING

TORONTO, January 19, 2004 – Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) (“Eiger”) is pleased to announce that the shares of its majority-owned subsidiary, K-Tronik International Corp. (“K-Tronik”) will commence trading on the NASDAQ OTCBB on January 21, 2004 under the symbol “KTRK”.

K-Tronik is a leading manufacturer of energy-efficient electronic ballasts for fluorescent lamps.  Headquartered in New Jersey, K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors.  With a broad product line, low-cost production and one of the lowest product defect rates in the industry, K-Tronik has branded a solid reputation in the rapidly growing energy technology industry.  Eiger currently owns 14.4 million common shares or 64% of K-Tronik.

K-Tronik's strategy moving forward is to increase market share through acquiring ESCO'S (Energy Saving Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency products including electronic ballasts, emergency lighting and dimming capable products). By vertically integrating manufacturing, distribution and auditing capabilities, it is anticipated that sales momentum will increase substantially, gross margins will be enhanced and synergistic operating efficiencies will be created.

Additionally, K-Tronik anticipates to lever from its well-respected brand-name recognition and strong market share built over the past six years. With manufacturing facilities in China and an extensive sales and distribution network in the U.S., K-Tronik is poised to become a conduit for potential Asian manufacturers desiring access to the U.S. market.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.